[COUNTRY Financial Letterhead]
April 28, 2011
VIA EDGAR
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-4644

Re:	Post-Effective Amendment No. 14 To the Form N-4 Registration Statement For COUNTRY Investors Variable Annuity Account File Numbers 333-104424 and 811-21330
Dear Commissioners:
COUNTRY Investors Life Assurance Company (the “Company”), on its own behalf and on behalf of COUNTRY Investors Variable Annuity Account (the “Account”), provides this letter to the Securities and Exchange Commission (the “Commission”) in response to a request from the Commission staff on March 1, 2011, to counsel for the Company with respect to Post-Effective Amendment No. 13 to the Account’s registration statement.
The Company acknowledges that:
•	Commission staff comments or changes to disclosure in response to Commission staff comments in the filing reviewed by the Commission staff do not foreclose the Commission from taking any action with respect to the filing;

•	the Company, on behalf of the Account, is responsible for the adequacy and accuracy of the disclosure in the filing; and

•	the Company, on behalf of the Account, may not assert Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions or further comments, please call Thomas E. Bisset at 202.383.0118.

Very truly yours,

/s/ Richard Dale Hall Richard Dale Hall
Vice President and Chief Life/Health Actuary
CC Services, Inc.
cc: Thomas E. Bisset